Sun Life Reports First Quarter 2025 Results
Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Asset Management, Canada, United States ("U.S."), Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended March 31, 2025 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended March 31, 2025, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR+ website at www.sedarplus.ca, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding.

TORONTO, ON - (May 8, 2025) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the first quarter ended
March 31, 2025.

•Underlying net income(1) of $1,045 million increased $170 million or 19% from Q1'24; underlying return on equity ("ROE")(1) was 17.7%.

◦Asset management & wealth(2) underlying net income(1): $487 million, up $79 million or 19%.
◦Group - Health & Protection underlying net income(1): $330 million, up $50 million or 18%.
◦Individual - Protection underlying net income(1)(3): $325 million, up $55 million or 20%.
◦Corporate expenses & other(1)(3): $(97) million net loss, increase in net loss of $(14) million or 17%.

•Reported net income of $928 million increased $110 million or 13% from Q1'24; reported ROE(1) was 15.7%.
•Assets under management ("AUM")(1) of $1,551 billion increased $81 billion or 6% from Q1'24.
•Increase to common share dividend from $0.84 to $0.88 per share.

“This quarter, we achieved strong top and bottom-line growth across all of our businesses, reflecting the trust and confidence our Clients continue to place in Sun Life for their health and financial needs,” said Kevin Strain, President and CEO of Sun Life. “In an increasingly complex business environment, we continue to advance on our Client Impact Strategy and strategic imperatives, underscored by new digital tools and capabilities, robust capital raising at SLC Management and strong sales and distribution in Asia.”

“We’re pleased with our overall results this quarter, which were supported by our strong fundamentals, while continuing to progress towards our Medium-Term Objectives,” said Tim Deacon, Executive Vice-President and Chief Financial Officer for Sun Life. “Our capital position remains strong with a LICAT ratio of 149%, providing resilience and financial flexibility. This quarter we also announced a five percent increase to our common share dividend and are seeking to renew our normal course issuer bid to enable continued share buybacks.”

Financial and Operational Highlights

	Quarterly results
Profitability	Q1'25	Q1'24
Underlying net income ($ millions)(1)	1,045	875
Reported net income - Common shareholders ($ millions)	928	818
Underlying EPS ($)(1)(4)	1.82	1.50
Reported EPS ($)(4)	1.62	1.40
Underlying ROE(1)	17.7%	16.0%
Reported ROE(1)	15.7%	15.0%

Growth	Q1'25	Q1'24
Asset management gross flows & wealth sales ($ millions)(1)	62,221	46,898
Group - Health & Protection sales ($ millions)(1)	580	528
Individual - Protection sales ($ millions)(1)	874	757
Assets under management ("AUM") ($ billions)(1)	1,551	1,470
New business Contractual Service Margin ("CSM") ($ millions)(1)	406	347

Financial Strength	Q1'25	Q1'24
LICAT ratios (at period end)(5)
Sun Life Financial Inc.	149%	148%
Sun Life Assurance(6)	141%	142%
Financial leverage ratio (at period end)(1)(7)	20.1%	21.1%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in Q1'25 MD&A.
(2)Effective Q1'25, the Wealth & asset management business type was renamed to Asset management & wealth.
(3)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(4)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(5)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(6)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(7)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $10.5 billion as at March 31, 2025 (March 31, 2024 - $9.9 billion).
EARNINGS NEWS RELEASE         Sun Life Financial Inc.     First Quarter 2025    1

Financial and Operational Highlights - Quarterly Comparison (Q1'25 vs. Q1'24)

($ millions)	Q1'25
Underlying net income by business type(1)(2):	Sun Life	Asset Management	Canada	U.S.	Asia	Corporate
Asset management & wealth	487	351	112	—	24	—
Group - Health & Protection	330	—	145	185	—	—
Individual - Protection(3)	325	—	119	33	173	—
Corporate expenses & other(3)	(97)	—	—	—	—	(97)
Underlying net income(1)	1,045	351	376	218	197	(97)
Reported net income (loss) - Common shareholders	928	326	351	186	166	(101)
Change in underlying net income (% year-over-year)	19%	24%	21%	15%	11%	nm(4)
Change in reported net income (% year-over-year)	13%	15%	21%	92%	(29)%	nm(4)
Asset management gross flows & wealth sales(1)	62,221	52,521	6,527	—	3,173	—
Group - Health & Protection sales(1)	580	—	375	176	29	—
Individual - Protection sales(1)	874	—	139	—	735	—
Change in asset management gross flows & wealth sales (% year-over-year)	33%	29%	60%	—	51%	—
Change in group sales (% year-over-year)	10%	—	21%	(8)%	12%	—
Change in individual sales (% year-over-year)	15%	—	7%	—	17%	—

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q1'25 MD&A.
(2)For more information about the business types in Sun Life's business groups, see section A - How We Report Our Results in the Q1'25 MD&A.
(3)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(4)Not meaningful.

Underlying net income(1) of $1,045 million increased $170 million or 19% from prior year, driven by:
•Asset management & wealth(1) up $79 million: Higher fee-related earnings from catch-up fees and strong performance of net seed investment income in SLC Management, and higher fee income in Canada and Asia.
•Group - Health & Protection(1) up $50 million: Business growth and favourable protection experience in Canada primarily from morbidity and mortality experience, and higher U.S. Dental results, partially offset by moderately unfavourable morbidity experience in U.S. medical stop-loss.
•Individual - Protection(1)(2) up $55 million: Business growth and higher contributions from joint ventures in Asia, and improved protection experience in Canada largely from mortality experience.
•Corporate expenses & other(1)(2) $(14) million increase in net loss primarily reflecting lower investment income from surplus assets.

Reported net income of $928 million increased $110 million or 13% from prior year, driven by:
•The increase in underlying net income;
•Market-related impacts primarily reflecting improved real estate experience(3) and favourable interest rate impacts partially offset by unfavourable equity market impacts; and
•Fair value changes in MFS(4) shares owned by management; partially offset by
•Prior year gains on partial sale of ABSLAMC(5) and the early termination of a distribution agreement in Asset Management.

Underlying ROE was 17.7% and reported ROE was 15.7% (Q1'24 - 16.0% and 15.0%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 149%.

(1)Refer to section C - Profitability in the Q1'25 MD&A for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in the Q1'25 MD&A.
(2)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(3)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
(4)MFS Investment Management ("MFS").
(5)To meet regulatory obligations, on March 21, 2024, we completed the sale of 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited (“partial sale of ABSLAMC”), generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, on May 31, 2024, we sold an additional 0.2% of our ownership interest.
2    Sun Life Financial Inc.     First Quarter 2025        EARNINGS NEWS RELEASE

Business Group Highlights

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management underlying net income of $351 million increased $69 million or 24% from prior year, driven by:
•MFS up $12 million (down $3 million on a U.S. dollar basis): Driven by favourable foreign exchange translation. Higher fee income from higher average net assets ("ANA") and lower expenses were offset by a decrease in net investment income and the effect of one less calendar day in the quarter. The MFS pre-tax net operating profit margin(1) was 35.4% for Q1'25, compared to 37.2% in the prior year.
•SLC Management up $57 million: Higher fee-related earnings and strong performance of net seed investment income primarily from BentallGreenOak ("BGO"), largely attributed to market gains reflecting appreciation due to completion of construction and strong leasing fundamentals. Fee-related earnings(1) increased 43% driven by higher catch-up fees, reflecting strong capital raising, partially offset by higher expenses. Fee-related earnings margin(1) was 24.3% for Q1'25, compared to 23.9% in the prior year.

Reported net income of $326 million increased $42 million or 15% from prior year, driven by the increase in underlying net income and fair value changes in MFS shares owned by management, partially offset by the prior year gain on the early termination of a distribution agreement.

Foreign exchange translation led to an increase of $16 million in underlying net income and an increase of $20 million in reported net income.

Asset Management ended Q1'25 with $1,124 billion of AUM(1), consisting of $869 billion (US$604 billion) in MFS and $255 billion in SLC Management. Total Asset Management net outflows of $8.7 billion in Q1'25 reflected MFS net outflows of $11.6 billion (US$8.1 billion) primarily reflecting retail net outflows driven by uncertainty in equity markets, partially offset by SLC Management net inflows of $2.9 billion reflecting strong capital raising.

MFS is focused on meeting Client needs by providing a diverse range of investment products. MFS won the 2025 Lipper Award(2) for Fixed Income as the top large fixed income manager in the U.S. over a three-year period, demonstrating consistent returns across a deep product line during a period of high inflation followed by a sharp rise in interest rates. The award points to the strength of the fixed income platform that MFS has built, which continues to be well-positioned for growth globally.

MFS continued to experience solid fixed income flows and saw positive momentum with the Q4'24 launch of active exchange traded funds ("ETFs"), generating approximately US$1 billion and US$200 million in net inflows, respectively, for these asset classes in the first quarter.

BGO raised an additional US$1.6 billion in the quarter, bringing total capital raised to US$4.6 billion for a fund within the Asia Value Add Series. The capital raised surpasses initial targets and demonstrates robust demand for BGO's strong investment capabilities as well as continued growth opportunities in Asia.

BGO also partnered with Northtree Investment Management ("Northtree") to create an urban logistics portfolio in the UK of over £100 million. The joint venture is part of BGO’s Strategic Capital Partners platform, which focuses on secondary investments and co-investment opportunities. The partnership leverages BGO's global investment expertise and Northtree's market knowledge to deliver high-quality logistics assets, addressing the rising demand in the sector. In addition, BGO’s Strategic Capital Partners platform also partnered with Orka Investments to expand its presence in the UK student housing market with a new £100 million platform. This investment strategy positions the portfolio for sustained rental growth and operational improvements amongst growing demand for student housing, and aligns with BGO’s broader focus on partnering with mid-cap managers to deliver innovative capital solutions and expand portfolios.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $376 million increased $66 million or 21% from prior year, reflecting:
•Asset management & wealth up $3 million: Higher fee income driven by higher AUM reflecting market movements and strong net inflows.
•Group - Health & Protection up $31 million: Business growth and favourable protection experience primarily driven by favourable morbidity reflecting shorter claims durations, and favourable mortality reflecting lower claims severity.
•Individual - Protection up $32 million: Improved protection experience largely driven by favourable mortality reflecting lower claims severity.

Reported net income of $351 million increased $61 million or 21% from prior year, driven by the increase in underlying net income. The market-related impacts were in line with prior year as improved real estate experience and favourable interest rate impacts were offset by unfavourable equity market impacts.

Canada's sales(3):
•Asset management gross flows & wealth sales of $7 billion were up 60%, driven by higher defined contribution sales in Group Retirement Services ("GRS") from higher large case sales, and higher mutual fund sales in Individual Wealth.
•Group - Health & Protection sales of $375 million were up 21%, driven by higher large case sales.
•Individual - Protection sales of $139 million were up 7%, driven by higher SLFD(4) and third-party sales.

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q1'25 MD&A.
(2)The LSEG Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers.
(3)Compared to the prior year.
(4)Sun Life Financial Distribution ("SLFD") is our proprietary career advisory network.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2025    3

Our Purpose is at the heart of what we do, and this extends to supporting Clients and their loved ones. During the first quarter, we partnered with Empathy, a bereavement support platform, to provide support to beneficiaries and their families as part of the group life insurance claims process, helping them navigate the challenges of loss and grief. Sun Life is one of the first insurers in Canada to use Empathy as part of its claims services.

We also continue to introduce new, more flexible ways to help plan members achieve financial security. During the first quarter, we launched Sun Life Choices Flex, an option for plan members to add additional savings streams to their workplace plan and manage them in one convenient place.

U.S.: A leader in health and benefits
U.S. underlying net income of US$151 million increased US$10 million or 7% ($218 million increased $29 million or 15%) from prior year, driven by:
•Group - Health & Protection up US$5 million: Higher Dental results primarily reflecting improved claims experience driven by the impact of Medicaid repricing and the prior year impacts following the end of the Public Health Emergency, partially offset by moderately unfavourable morbidity experience in medical stop-loss reflecting less favourable loss ratios.
•Individual - Protection up US$5 million: Higher net investment results primarily driven by improved credit experience.

Reported net income of US$129 million increased US$58 million or 82% ($186 million increased $89 million or 92%) from prior year, driven by market-related impacts and the increase in underlying net income. The market-related impacts were primarily from improved real estate experience and favourable interest rate impacts, partially offset by unfavourable equity market impacts.

Foreign exchange translation led to an increase of $13 million in underlying net income and an increase of $11 million in reported net income.

U.S. group sales of US$123 million were down 13% ($176 million, down 8%), reflecting lower Medicaid sales in Dental and lower employee benefits sales in Group Benefits.

We continue to help our members access the health care and coverage they need while helping employers simplify benefits through digital capabilities and automation. Sun Life U.S. Employee Benefits is one of the first strategic Workday Wellness partners, utilizing Workday’s AI platform to show a real-time view of the benefits and wellness programs that employers are offering. The partnership will simplify benefits management, streamline enrollment, enhance leave administration, and reduce administrative burdens.

We also expanded our Family Leave Insurance ("FLI") offering to Georgia, Louisiana, Mississippi and South Carolina. FLI makes it easier for small and mid-size employers to help employees meet their family’s health needs. Designed to attract and retain employees, our simple solution is built on our extensive knowledge and is fuelled by our advocacy to expand access to paid family leave to more people. Including our state programs with statutory paid family leave, we now offer family leave services in 17 states representing more than 40% of the U.S. population.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $197 million increased $20 million or 11% from prior year, driven by:
•Asset management & wealth up $7 million: Higher fee income primarily driven by higher AUM.
•Individual - Protection(1) up $13 million: Good sales momentum and in-force business growth, and higher contributions from joint ventures, partially offset by lower earnings on surplus and unfavourable mortality experience in International.

Reported net income of $166 million decreased $69 million or 29% from prior year, reflecting a prior year gain on partial sale of ABSLAMC partially offset by the increase in underlying net income. Market-related impacts were in line with prior year as improved real estate experience was offset by unfavourable interest rate and equity market impacts.

Foreign exchange translation led to an increase of $10 million in underlying net income and an increase of $8 million in reported net income.

Asia's sales(2):
•Individual sales of $735 million were up 17%, driven by higher sales in:
◦India from bancassurance and direct-to-consumer channels;
◦Hong Kong from agency and bancassurance channels; and
◦China from the bancassurance channel.
•Asset management gross flows & wealth sales of $3 billion were up 51%, driven by higher fixed income fund sales in India.

New business CSM of $273 million in Q1'25 was up from $230 million in the prior year, primarily driven by strong profit margins in Hong Kong.

We continue to focus on expanding our distribution in fast-growth markets. During the first quarter, we launched an expanded 15-year partnership with CIMB Niaga, the second largest private bank in Indonesia, contributing to Sun Life Indonesia's Q1'25 sales growth of approximately 54% compared to prior year. Together, our digital capabilities and strong product offerings will better serve a broader Indonesian customer base.

We deliver on Client experiences by providing products that meet their life goals. In Hong Kong, we launched a new constituent fund(3) which provides Clients with stable income and capital appreciation over the medium-to-long-term to help them save for a comfortable retirement.

(1)Effective Q1'25, Regional office expenses & other was moved to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(2)Compared to the prior year.
(3)Sun Life MPF Income Fund.
4    Sun Life Financial Inc.     First Quarter 2025        EARNINGS NEWS RELEASE

Corporate
Underlying net loss was $97 million compared to underlying net loss of $83 million in the prior year, reflecting lower investment income from surplus assets.

Reported net loss was $101 million compared to reported net loss of $88 million in the prior year, reflecting the decline in underlying net income.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2025    5

Earnings Conference Call
The Company's Q1'25 financial results will be reviewed at a conference call on Friday, May 9, 2025, at 10:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q1'26 period end.

Media Relations:	Investor Relations:
media.relations@sunlife.com	investor_relations@sunlife.com

6    Sun Life Financial Inc.     First Quarter 2025        EARNINGS NEWS RELEASE

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the Q1'25 MD&A under the heading N - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:
•Market-related impacts reflecting the after-tax difference in actual versus expected market movements;
•Assumptions changes and management actions;
•Other adjustments:
i)MFS shares owned by management;
ii)Acquisition, integration, and restructuring;
iii)Intangible asset amortization;
iv)Other items that are unusual or exceptional in nature.

For additional information about the adjustments removed from reported net income to arrive at underlying net income, refer to section N - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the Q1'25 MD&A.

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The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results
($ millions, after-tax)	Q1'25	Q1'24
Underlying net income	1,045	875
Market-related impacts
Equity market impacts	(48)	12
Interest rate impacts(1)	57	40
Impacts of changes in the fair value of investment properties (real estate experience)	(31)	(122)
Add: Market-related impacts	(22)	(70)
Add: Assumption changes and management actions	(4)	(7)
Other adjustments
MFS shares owned by management	5	(12)
Acquisition, integration and restructuring(2)(3)(4)	(54)	22
Intangible asset amortization	(39)	(36)
Other(5)	(3)	46
Add: Total of other adjustments	(91)	20
Reported net income - Common shareholders	928	818
Underlying EPS (diluted) ($)	1.82	1.50
Add: Market-related impacts ($)	(0.04)	(0.13)
Assumption changes and management actions ($)	(0.01)	(0.01)
MFS shares owned by management ($)	0.01	(0.02)
Acquisition, integration and restructuring ($)	(0.09)	0.04
Intangible asset amortization ($)	(0.07)	(0.06)
Other ($)	(0.01)	0.08
Impact of convertible securities on diluted EPS ($)	0.01	—
Reported EPS (diluted) ($)	1.62	1.40

(1)Our results are sensitive to long term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $14 million in Q1'25 (Q1'24 - $22 million).
(3)Includes acquisition, integration and restructuring costs associated with DentaQuest, acquired on June 1, 2022.
(4)To meet regulatory obligations, in Q1'24, we sold 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited ("partial sale of ABSLAMC"), generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, in Q2'24, we sold an additional 0.2% of our ownership interest.
(5)Includes the early termination of a distribution agreement in Asset Management in Q1'24.

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results
($ millions)	Q1'25	Q1'24
Underlying net income (after-tax)	1,045	875
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(28)	(26)
Assumption changes and management actions ("ACMA")(1)	(5)	(8)
Other adjustments	(113)	41
Total underlying net income adjustments (pre-tax)	(146)	7
Add: Taxes related to underlying net income adjustments	29	(64)
Reported net income - Common shareholders (after-tax)	928	818
(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the net income impacts of method and assumption changes in the Interim Consolidated Financial Statements for the period ended March 31, 2025 shows the pre-tax net income impacts of method and assumption changes, and CSM Impacts include amounts attributable to participating policyholders.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

8    Sun Life Financial Inc.     First Quarter 2025        EARNINGS NEWS RELEASE

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section N - Non-IFRS Financial Measures in the Q1'25 MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM. For additional information about Third-party AUM, refer to sections D - Growth - 2 - Assets Under Management and N - Non-IFRS Financial Measures in the Q1'25 MD&A.

	Quarterly results
($ millions)	Q1'25	Q1'24
Assets under management
General fund assets	223,310	204,986
Segregated funds	149,650	135,541
Third-party AUM(1)	1,224,770	1,170,093
Consolidation adjustments(1)	(46,847)	(40,540)
Total assets under management	1,550,883	1,470,080

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in the Q1'25 MD&A.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at March 31, 2025	As at December 31, 2024
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	617	479
Debt securities(1)	722	780
Equity securities(2)	—	112
Sub-total	1,339	1,371
Less: Loans related to acquisitions and short-term loans(3) (held at SLF Inc. and its wholly owned holding companies)	—	(17)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	1,339	1,354

(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)Includes drawdowns from credit facilities to manage timing of cash flows.

3. Reconciliations of Select Non-IFRS Financial Measures
Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q1'25
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	351	376	218	197	(97)	1,045
Add: Market-related impacts (pre-tax)	(11)	(9)	15	(19)	(4)	(28)
ACMA (pre-tax)	—	(2)	—	(3)	—	(5)
Other adjustments (pre-tax)	(20)	(23)	(60)	(10)	—	(113)
Tax expense (benefit)	6	9	13	1	—	29
Reported net income (loss) - Common shareholders	326	351	186	166	(101)	928
	Q1'24
Underlying net income (loss)	282	310	189	177	(83)	875
Add: Market-related impacts (pre-tax)	2	45	(53)	(16)	(4)	(26)
ACMA (pre-tax)	—	(7)	2	(3)	—	(8)
Other adjustments (pre-tax)	26	(8)	(67)	90	—	41
Tax expense (benefit)	(26)	(50)	26	(13)	(1)	(64)
Reported net income (loss) - Common shareholders	284	290	97	235	(88)	818

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2025    9

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to the renewal of our normal course issuer bid to enable continued share buybacks; (iv) that are predictive in nature or that depend upon or refer to future events or conditions; and (v) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the
Q1'25 MD&A under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2024 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; environmental and social issues and their related laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2025, Sun Life had total assets under management of $1.55 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

10    Sun Life Financial Inc.     First Quarter 2025        EARNINGS NEWS RELEASE